[Graphic omitted] Ahold

                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                Date:   July 29, 2004
                                For more information:   +31 75 659 57 20



Ahold 2004 second quarter sales

o Consolidated second quarter 2004 net sales amounted to EUR 12.3 billion, a decline of 4.8% compared to the same period last year
o Net sales significantly impacted by lower currency exchange rates and divestments; second quarter 2004 net sales growth excluding currency impact and impact of divestments was approximately 3.1%
o Consolidated first half year 2004 net sales amounted to EUR 27.7 billion, a decline of 8.5% compared to the same period last year
o First half year 2004 net sales growth excluding currency impact and impact of divestments was approximately 2.1%

Zaandam, The Netherlands, July 29, 2004 -- Ahold today announced consolidated net sales (excluding VAT) for the second quarter of the year (12 weeks: April 19, 2004 - July 11, 2004) of EUR 12.3 billion, a decline of 4.8% compared to the same period last year (2003: EUR 13.0 billion). Net sales were significantly impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact decreased by 1.4%. Additionally, net sales were impacted by divestments. Net sales growth excluding currency impact and impact of divestments was approximately 3.1% in the second quarter.

Consolidated net sales in the first half year of 2004 amounted to EUR 27.7 billion, a decline of 8.5% compared to the same period last year (2003: EUR 30.3 billion). Net sales excluding currency impact declined by 1.4%. Net sales growth excluding currency impact and impact of divestments was approximately 2.1% in the first half year.

The net sales numbers are preliminary and unaudited.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302

http://www.ahold.com
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

--------------------------------------------------------------------------------------------------------------
  Net Sales                                               2nd Quarter                     First Half Year
  x 1 million                                               Change                             Change
                                                2004        in %      2003          2004        in %        2003
  --------------------------------------------------------------------------------------------------------------

  Stop & Shop                        USD       2,401        3.3%      2,324        5,512        2.5%       5,375
  Giant-Landover                     USD       1,233        1.0%      1,221        2,871        0.2%       2,866
  Other USA Retail                   USD       2,628       -2.1%      2,685        6,063       -3.4%       6,275
                                            --------               --------     ---------               --------
  Total USA Retail                   USD       6,262        0.5%      6,230       14,446       -0.5%      14,516


  Total USA Retail                   EUR       5,183       -4.2%      5,412       11,772      -10.3%      13,131


  Albert Heijn                       EUR       1,310        1.5%      1,291        3,051        0.4%       3,039
  Other Europe Retail                EUR       1,759       -0.3%      1,765        3,710       -1.0%       3,749
                                            --------               --------     ---------               --------
  Total Europe Retail                EUR       3,069        0.4%      3,056        6,761       -0.4%       6,788


  U.S. Foodservice                   USD       4,438        7.5%      4,130        9,980        5.9%       9,426
  U.S. Foodservice                   EUR       3,673        2.4%      3,588        8,135       -4.5%       8,522
  Europe Foodservice                 EUR         190       -2.6%        195          430       -5.1%         453
                                            --------               --------     ---------               --------
  Total Foodservice                  EUR       3,863        2.1%      3,783        8,565       -4.6%       8,975


  South America                      EUR         215      -64.7%        609          551      -53.7%       1,189
  Asia                               EUR           0                     93           51      -74.6%         201
                                            --------               --------     ---------               --------
  Total Other Activities             EUR         215      -69.4%        702          602      -56.7%       1,390


  Total Net Sales                    EUR      12,330       -4.8%     12,953       27,700       -8.5%      30,284


  US Dollar exchange rate (USD/EUR)           0.8277       -4.7%     0.8688       0.8148       -9.9%      0.9046
  --------------------------------------------------------------------------------------------------------------


USA - retail

In the United States, net sales in the second quarter of 2004 increased in U.S. dollars by 0.5% to USD 6.3 billion (2003: USD 6.2 billion). Net sales growth excluding the impact of the divestment of Golden Gallon in 2003 was approximately 2.0%. Identical sales growth was 0.3% and comparable sales growth was 0.9%, in U.S. dollars. Identical sales in the second quarter were positively impacted by the Easter calendar effect by approximately 1.0%. Food price inflation remained stable in the second quarter of 2004 compared to the first quarter of 2004. At Stop & Shop and Giant Landover, increased competitive promotional activity and selling square footage, as well as the ongoing integration initiatives, have had an impact on sales during the second quarter of 2004.

In the first half year of 2004, net sales amounted to USD 14.4 billion, a decline of 0.5% compared to the same period last year (2003: USD 14.5 billion). Net sales excluding the impact of the divestment of Golden Gallon in 2003 showed a growth of approximately 1.0%. Identical sales decline was 0.8%. Comparable sales decline was 0.2%.


Europe - retail
In Europe, net sales in the second quarter of 2004 amounted to EUR 3.1 billion (2003: EUR 3.1 billion). Net sales growth excluding currency impact amounted to 0.8%. Identical sales growth at Albert Heijn was 1.4%; the increase in transactions was partly offset by a lower average basket size, which was partly caused by modest food price deflation. Net sales growth in Central Europe from store openings was largely offset by lower currency exchange rates. Net sales in Spain decreased as a consequence of a lower store count, declining tourism in the Canary Islands and increased competition.

In the first half year of 2004, net sales amounted to EUR 6.8 billion (2003: EUR
6.8 billion). Net sales growth excluding currency impact amounted to 0.1%. Identical sales growth at Albert Heijn was 0.4%.

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


Foodservice
Net sales in the second quarter of 2004 at U.S. Foodservice increased in U.S. dollars by 7.5% to USD 4.4 billion (2003: USD 4.1 billion). The increase was primarily attributable to higher pricing and improved volumes.

In the first half year of 2004, net sales in U.S. dollars increased by 5.9% to USD 10.0 billion (2003: USD 9.4 billion).


South America
In South America, net sales in the second quarter of 2004 amounted to EUR 215 million (2003: EUR 609 million), down 64.7% from the same period last year, mainly due to the divestment of Bompreco in Brazil in the first quarter of 2004 and Santa Isabel in the second half of 2003.

Net sales in the first half year of 2004 decreased by 53.7% to EUR 551 million (2003: EUR 1.2 billion).


Unconsolidated joint ventures
--------------------------------------------------------------------------------------------------------------------
               Net Sales                                  2nd Quarter                         First Half Year
              x 1 million                                   Change                                Change
                                                  2004        in %       2003          2004         in %      2003
 --------------------------------------------------------------------------------------------------------------------

 Europe                                  EUR      2,317      -3.3%       2,396          4,574       -0.8%      4,609
 Central America                         EUR        397       2.1%         389            771        0.0%        771
                                               --------    -------    --------       --------               --------
 Total Net Sales unconsolidated
 joint ventures                          EUR      2,714      -2.5%       2,785          5,345       -0.7%      5,380

--------------------------------------------------------------------------------------------------------------------

The net sales of unconsolidated joint ventures decreased by 2.5% to EUR 2.7 billion in the second quarter of 2004 (2003: EUR 2.8 billion). Net sales at ICA were impacted primarily by the transportation strike in Norway. Net sales at Jeronimo Martins Retail remained flat compared to the same period last year. In Central America, net sales were significantly impacted by lower currency exchange rates. Net sales growth excluding currency impact in Central America was 12.1% in the second quarter.

In the first half year of 2004, net sales of unconsolidated joint ventures amounted to EUR 5.3 billion (2003: EUR 5.4 billion).


Segment Reporting Changes
During the second quarter of 2004, Ahold changed the organizational and managerial responsibilities of the companies reported in the Other Business Segment (including the separately managed Real Estate companies and Ahold Coffee Company). Beginning in the second quarter of 2004, the managerial responsibilities of these companies have been transferred to the management of the relevant retail companies.
The reported net sales figures for the first half year of 2003 therefore have been adjusted as follows: a total of EUR 27 million of net sales from the Other Business Segment have been included in Other Europe Retail (EUR 26 million) and Other USA Retail (EUR 1 million). The reported net sales figures for the first quarter of 2004 have been adjusted as follows: a total of EUR 16 million net sales from the Other Business Segment have been included in Other Europe Retail (EUR 15 million) and Other USA Retail (EUR 1 million).

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

Definitions
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are restated using the actual exchange rates in order to eliminate this currency impact.
o    Impact of divestments: the impact on net sales of divested operations.
     Net sales of the divested operations are excluded from prior year net sales.


Ahold Corporate Communications: +31.75.659.5720



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